Exhibit 99.1

XTL Names Mr. Noam Band as its New Chief Executive Officer

Brings a Wealth of Managerial Experience and Track Record

RAMAT GAN, ISRAEL, April 07, 2025 (GLOBE NEWSWIRE) -- XTL Biopharmaceuticals Ltd. (Nasdaq:XTLB) (TASE:XTLB.TA) (the “Company” or “XTL”) announced today the appointment of Noam Band as the Company’s new Chief Executive Officer. Shlomo Shalev will continue as the Chairman of the Board of Directors.

Previously, Mr. Band has served as the Chairman and Chief Executive Officer of Gix Internet Ltd. (formerly Algomizer Ltd.) (TASE:GIX), a publicly traded technology company specializing in online marketing, and as the Chief Executive Officer of Dotomi (acquired by ValueClick), where he oversaw operations and strategic initiatives in the digital marketing space. From 2020 through its acquisition in 2023 he served as a board advisor to 7digital Group plc (formerly AIM: 7DIG), contributing to its strategic direction and corporate governance. He has also served as the Chief Executive Officer of Monitor2Heart He holds an MBA and a B.A. in Economics from The Hebrew University of Jerusalem.

“Noam’s expertise in strategic business development, market expansion, and operational leadership will be invaluable as XTL continues to grow and innovate”, Mr. Shalev stated. “The Board is confident that Mr. Band’s proven track record of success, visionary leadership, and deep industry expertise will drive XTL toward new opportunities and continued success. His appointment marks an exciting new chapter for the company, reinforcing its commitment to innovation, operational excellence, and delivering value to its shareholders and customers.”

About XTL Biopharmaceuticals Ltd.

XTL holds 100% of the share capital of The Social Proxy Ltd. (the “Social Proxy”), a web data company, and has sublicensed out an IP portfolio surrounding hCDR1 for the treatment of Lupus disease. The Social Proxy is a web data AI company, developing and powering a unique ethical, IP based, proxy data extraction platform for AI and BI applications at scale.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to (i) whether to the Company will be able to receive sub-licensing fees relating to its Hcdr1 intellectual property, (ii) the Company’s ability to successfully manage and integrate The Social Proxy and any other joint ventures, acquisitions of businesses, solutions or technologies; (iii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iv) the ability to attract and retain qualified employees and key personnel; (v) adverse effects of increased competition on the Company’s future business; (vi) the Company’s ability to protect its intellectual property; and (vii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: info@xtlbio.com

www.xtlbio.com